Exhibit 77Q1E

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Mid Cap Growth Fund - dated July 1, 2013 is hereby incorporated by reference to exhibit d.(1) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Small Cap Growth Fund - dated July 1, 2013 is hereby incorporated by reference to exhibit d.(2) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor International Growth Fund - dated July 1, 2013 is hereby incorporated by reference to exhibit d.(3) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Capital Appreciation Fund - dated July 1, 2013 is hereby incorporated by reference to exhibit d.(4) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor International Fund - dated July 1, 2013 is hereby incorporated by reference to exhibit d.(5) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Large Cap Value Fund - dated July 23, 2013 is hereby incorporated by reference to exhibit d.(6) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Bond Fund - dated July 1, 2013 is hereby incorporated by reference to exhibit d.(7) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Money Market Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(8) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Small Cap Value Fund - dated July 23, 2013 is hereby incorporated by reference to exhibit d.(9) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor Mid Cap Value Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(10) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor High-Yield Bond Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(11) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Real Return Fund – dated July 23, 2013 is hereby incorporated by reference to exhibit d.(12) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Global Value Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(13) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Commodity Real Return Strategy Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(14) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Target Retirement Funds – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(15) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Global Growth Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(16) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Unconstrained Bond Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(17) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Convertible Securities Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(18) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Emerging Markets Debt Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(19) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Wellington Management Company, LLP - Harbor Mid Cap Growth Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(27) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Westfield Capital Management Company, L. P. - Harbor Small Cap Growth Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(28) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Baillie Gifford Overseas Limited - Harbor International Growth Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(29) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Jennison Associates LLC - Harbor Capital Appreciation Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(30) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Pacific Management Investment Company LLC - Harbor Bond Fund - dated July 1, 2013 is hereby incorporated by reference to exhibit d.(31) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Fisher, Francis, Trees and Watts, Inc. - Harbor Money Market Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(32) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and EARNEST Partners LLC - Harbor Small Cap Value Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(33) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Aristotle Capital Management, LLC - Harbor Large Cap Value Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(34) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and LSV Capital Management - Harbor Mid Cap Value Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(35) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Shenkman Capital Management, Inc. - Harbor High-Yield Bond Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(36) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Pacific Management Investment Company LLC - Harbor Real Return Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(37) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Causeway Capital Management LLC - Harbor Global Value Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(38) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Pacific Management Investment Company LLC - Harbor Commodity Real Return Strategy Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(39) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Marsico Capital Management, LLC - Harbor Global Growth Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(40) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Northern Cross, LLC - Harbor International Fund – dated July 1, 2013 is filed herewith is hereby incorporated by reference to exhibit d.(41) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Pacific Management Investment Company LLC - Harbor Unconstrained Bond Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(42) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Shenkman Capital Management, Inc. - Harbor Convertible Securities Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(43) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.

Subadvisory Agreement between the Registrant and Harbor Capital Advisors, Inc. and Stone Harbor Investment Partners LP - Harbor Emerging Markets Debt Fund – dated July 1, 2013 is hereby incorporated by reference to exhibit d.(44) which was filed with the Registrant's Post-Effective Amendment No. 101 on August 15, 2013.